

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

20th September 2002



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 20th September 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 10/10



Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Voluntary Conditional Cash Partial Offer to Increase JSH's Shareholding in Cycle & Carriage to 50.2 per cent. to Proceed

20th September 2002 – Jardine Strategic Holdings Limited ("JSH") today announced its firm intention to make a voluntary conditional cash partial offer for shares in Cycle & Carriage Limited ("C&C") so as to increase its shareholding in C&C to 50.2 per cent. (the "Partial Offer"). The proposed offer price is S$4.76 per share in cash, being the average of the closing C&C share prices on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the ten trading days prior to 12th July 2002 (the "Partial Offer Announcement Date"). The total cost of the Partial Offer would be approximately S$241.8 million (US$136.4 million).

On the Partial Offer Announcement Date, JSH announced that it would make the Partial Offer subject to the pre-condition ("Pre-Condition") that Edaran Otomobil Nasional Berhad ("EON"), which has a 21.13 per cent. interest in C&C, receives approval from its shareholders to accept the Partial Offer in full. JSH has agreed to waive the Pre-Condition, which will now be one of the conditions to the Partial Offer. This has allowed today's formal announcement of the making of the Partial Offer (and accordingly, the despatch of the offer document on or about 4th October 2002) to be made earlier with no change to the substantive conditions to the Partial Offer. Shareholders will therefore have the benefit of being able to participate in the Partial Offer on the same terms from an earlier date.

As at the date of this announcement, JSH and parties acting in concert with it own approximately 29.13 per cent. of the issued share capital of C&C.

The Partial Offer for C&C is now subject to, *inter alia*, the condition that EON, which has a 21.13 per cent. interest in C&C, receives approval from its independent shareholders at an Extraordinary General Meeting ("EGM") to accept the Partial Offer. This approval is required because of JSH's 19.27 per cent. minority interest in EON. EON posted a circular and notice to convene the EGM to its shareholders on 19th September 2002. The EGM will take place on 3rd October 2002.

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JSH has obtained irrevocable undertakings from DRB-HICOM Berhad, Mr Rin Kei Mei and Kualapura (M) Sdn Bhd, shareholders of EON who have shareholding interests of approximately 42.32 per cent. in aggregate in EON, to vote in favour of EON accepting the Partial Offer.

The Partial Offer will require the approval of the independent shareholders of C&C. In addition, such a transaction may be considered by the UK Listing Authority to be a Class 1 transaction for JSH, which would require JSH's shareholders' approval. The Partial Offer will be funded from JSH's existing financial resources.

Commenting on the proposals, Group Managing Director, Percy Weatherall, said, "Increasing our interest in C&C is in line with our strategy of building our stakes in Group companies and supporting their development, while at the same time enables C&C to continue to benefit from being a major listed company in Singapore with a high level of local ownership."

C&C has two core businesses: motor vehicle distribution and retail, and property investment and development. The motor vehicle distribution and retail business is principally based in Singapore, with significant operations in Malaysia, Australia and New Zealand. In Singapore, C&C distributes primarily Mercedes-Benz, Mitsubishi and Kia passenger cars as well as commercial vehicles through a network of retail dealerships.

C&C is involved in motor vehicle assembly, primarily through its 31.17 per cent. investment in PT Astra International Tbk ("Astra"). Astra is one of Indonesia's largest conglomerates and makes passenger and commercial vehicles for Toyota, cars for Daihatsu, Isuzu, BMW and Peugeot and motorcycles for Honda. Astra also has interests in financial services, heavy machinery, information technology and agribusiness.

C&C is also involved, through MCL Land, in property investment and development, primarily in Singapore and Malaysia.

As at 30th June 2002, C&C had net assets of S$1,331.3 million and for the year ended 31st December 2001, C&C's profit attributable to shareholders was S$120.5 million.

JSH is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (51 per cent.), Dairy Farm (69 per cent.), Hongkong Land (41 per cent.), Mandarin Oriental (71 per cent.) and C&C (29 per cent.).

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For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910
Daphne Liew (65) 6551 5421

This and other Group announcements can be accessed through the Internet at "www.jardines.com".

The full announcement of the Partial Offer is available on the website of the SGX-ST at www.sgx.com.

The directors of JSH (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where information relating to C&C has been extracted or reproduced from published or otherwise publicly available sources or obtained from C&C (as the case may be), the sole responsibility of the directors of JSH has been to ensure that such information has been accurately and correctly extracted from these sources. The directors of JSH (including those who may have delegated detailed supervision of this announcement) jointly and severally accept responsibility accordingly.